UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ALLAKOS INC.
(Name of Subject Company (Issuer))
CONCENTRA MERGER SUB III, INC.
(Name of Filing Persons (Co-Offeror 1))
CONCENTRA BIOSCIENCES, LLC
(Name of Filing Persons (Parent of Offeror))
TANG CAPITAL PARTNERS, LP
(Name of Filing Persons (Co-Offeror 2))
TANG CAPITAL MANAGEMENT, LLC
(Name of Filing Persons (Co-Offeror 3))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
01671P100
(CUSIP Number of Class of Securities)
Kevin Tang
Concentra Biosciences, LLC
4747 Executive Drive, Suite 210
San Diego, California 92121
Tel. (858) 281-5372
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Ryan A. Murr
Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Concentra Merger Sub III, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Allakos Inc., a Delaware corporation (“Allakos”), for $0.33 per Share in cash (the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 1, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among Allakos, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.
All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1.	SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) The subject company and the issuer of the securities subject to the Offer is Allakos Inc. Its principal executive office is located at 149 Commonwealth Drive, Suite 1090, Menlo Park, California 94025, and its telephone number is (650) 597-5002.
(b) This Schedule TO relates to the Shares. According to Allakos, as of the close of business on April 1, 2025, there were: (i) 90,376,972 Shares issued and outstanding; (ii) 11,155,052 Shares subject to outstanding Company Stock Options, none of which were In-the-Money Options; and (iii) 2,388,230 Shares subject to outstanding Company Restricted Stock Units.
(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 4. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a)–(c) The filing companies of this Schedule TO, Parent, Purchaser, TCP (as defined below) and TCM (as defined below). Each of Purchaser’s, Parent’s, TCP’s and TCM’s principal executive office is located at 4747 Executive Drive, Suite 210, San Diego, California 92121. Each of Purchaser’s and Parent’s telephone number is (858) 281-5372. Each of TCP’s and TCM’s telephone number is (858) 200-3830.
Purchaser was incorporated under the laws of the State of Delaware on March 25, 2025 for the purpose of consummating the Offer and effecting the Merger pursuant to the Merger Agreement. Kevin Tang is the sole director of Purchaser and the executive officers of Purchaser are: (i) Mr. Tang, Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; (iv) Stew Kroll, Chief Development Officer; and (v) Thomas Wei, Chief Business Officer. Each executive officer of Purchaser is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.
Parent was formed under the laws of the State of Delaware on March 8, 2023 and its principal business is currently to consummate the Offer and effect the Merger pursuant to the Merger Agreement. The executive officers of Parent are: (i) Mr. Tang, Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; (iv) Stew Kroll, Chief Development Officer; and (v) Thomas Wei, Chief Business Officer. Each executive officer of Parent is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.

Tang Capital Partners, LP (“TCP”) was formed under the laws of the State of Delaware on August 16, 2002 and is the sole member of Parent. Its principal business is a life sciences-focused investment company.
Tang Capital Management, LLC (“TCM”) was formed under the laws of the State of Delaware on December 19, 2012. TCM is the sole manager of Parent and general partner of TCP. Its principal business is a life sciences-focused investment management company. Mr. Tang is the sole manager of TCM. The executive officers of TCM are: (i) Mr. Tang, President; (ii) Michael Hearne, Chief Financial Officer; and (iii) Ryan Cole, Chief Operating Officer. Each executive officer of TCM is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.
The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Allakos,” “Special Factors—Section 2. Purpose of the Offer and Plans for Allakos,” “The Tender Offer—Section 5. Certain Information Concerning Allakos,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for Allakos,” “Special Factors—Section 5. Price Range of Shares; Dividends,” “Special Factors—Section 5. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for Allakos,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantor” of the Offer to Purchase and Item 3—“Identity and Background of the Filing Person” hereof is incorporated herein by reference.
ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with Allakos,” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS.
Not applicable. The consideration offered to security holders: (i) consists solely of cash (which may be supported entirely Allakos’s Closing Net Cash as finally determined in accordance with the Merger Agreement and the Limited Guaranty); (ii) the Offer is not subject to any financing condition; and (iii) the Company is a public reporting company under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.
ITEM 11.	ADDITIONAL INFORMATION.
(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Allakos,” “Special Factors—Section 2. Purpose of the Offer and Plans for Allakos,” “Special Factors—Section 5. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated April 15, 2025
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Press Release of Allakos issued on April 2, 2025 (incorporated by reference to Exhibit 99.1 to Allakos’s Current Report on Form 8-K (File No. 001-38582) filed with the SEC on April 2, 2025)
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, by and among Concentra Biosciences, LLC, Concentra Merger Sub III, Inc. and Allakos Inc., dated April 1, 2025 (incorporated by reference to Exhibit 2.1 to Allakos’s Current Report on Form 8-K (File No. 001-38582) filed with the SEC on April 2, 2025)

(d)(2)*	Mutual Confidentiality Agreement dated February 20, 2025 between Allakos and TCM
(d)(3)*	Limited Guaranty, dated April 1, 2025
(d)(4)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to Allakos’s Current Report on Form 8-K (File No. 001-38582) filed with the SEC on April 2, 2025)
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*	Filed herewith.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 15, 2025

CONCENTRA MERGER SUB III, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager